AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

05013280

25 November 2005

SEC MAIL PROCESSING
RECEIVED
DEC 13 2005
WASH, D.C. 203 SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 16 November 2005, Re: Lion Corporation Berhad ("LCB") - Renounceable Restricted Offer for Sale ("ROFS") of up to 67,613,573 ordinary shares of RM1.00 each in Amsteel Corporation Berhad ("Amsteel") by LCB to the eligible sharesholders of Amsteel at the offer price of RM1.00 per ROFS share payable in full upon acceptance, on the basis of 964 ROFS shares for every 10,000 Amsteel shares held at 5.00 p.m. on 14 November 2005 for filing pursuant to exemption No. 82-3318 granted to Amsteel under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

12/15

Reference No **MM-051116-64382**
Submitting Merchant Bank : RHB SAKURA MERCHANT BANKERS BERHAD
Company Name : AMSTEEL CORPORATION BERHAD
Stock Name : AMSTEEL
Date Announced : 16/11/2005

Type : **Announcement**
Subject : **Important Relevant Dates for Trading of Renounceable Rights**

Contents :

LION CORPORATION BERHAD ("LCB")

RENOUNCEABLE RESTRICTED OFFER FOR SALE OF UP TO 67,613,573 ORDINARY SHARES OF RM1.00 EACH IN AMSTEEL CORPORATION BERHAD ("ACB") ("ROFS SHARES") BY LCB TO THE ELIGIBLE SHAREHOLDERS OF ACB AT THE OFFER PRICE OF RM1.00 PER ROFS SHARE PAYABLE IN FULL UPON ACCEPTANCE, ON THE BASIS OF 964 ROFS SHARES FOR EVERY 10,000 ACB SHARES HELD AT 5.00 P.M. ON 14 NOVEMBER 2005 ("ROFS")

Despatch date : 21/11/2005

Last date and time for :

- Sale of provisional allotment of rights : 02/12/2005 at 5.00 p.m.
- Transfer of provisional allotment of rights: 07/12/2005 at 4.00 p.m.
- Acceptance and payment: 15/12/2005 at 5.00 p.m.

No ROFS Shares shall be made available for excess application by the eligible shareholders of ACB.

This announcement is dated 16 November 2005.